UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

GROUPON, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

399473107

(CUSIP Number)

Peter Ashby
Chief Compliance Officer and Chief Operating Officer
MIG Capital, LLC

660 Newport Center Drive, Suite 1300
Newport Beach, CA 92660
(949) 474-5800

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 24, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473107

1	NAME OF REPORTING PERSON

MIG Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		32,550,307
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

32,550,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,550,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 399473107

1	NAME OF REPORTING PERSON

MIG Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		32,550,307
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

32,550,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,550,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 399473107

1	NAME OF REPORTING PERSON

MIG Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		32,550,307
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

32,550,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,550,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

OO, IA

4

CUSIP No. 399473107

1	NAME OF REPORTING PERSON

Richard P. Merage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		32,550,307
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

32,550,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,550,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP No. 399473107

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock purchased by MIG Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 32,550,307 shares of Common Stock beneficially owned by MIG Master Fund is approximately $100,648,069, including brokerage commissions.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

MIG Capital is encouraged by recent developments at the Issuer, including the leadership and strategy changes and the cost optimization efforts that are underway. Given these positive developments, MIG Capital has determined not to extend Richard P. Merage’s status as an advisor to the Board of Directors beyond April 30, 2020 in accordance with the terms of the Agreement (as defined and described in Amendment No. 1 to the Schedule 13D).

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 567,890,340 shares of Common Stock outstanding as of April 15, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 17, 2020.

As of the date hereof, MIG Master Fund directly beneficially owned 32,550,307 shares of Common Stock, constituting approximately 5.7% of the outstanding shares of Common Stock. MIG Advisors, as the general partner of MIG Master Fund, may be deemed to beneficially own the 32,550,307 shares of Common Stock owned by MIG Master Fund, constituting approximately 5.7% of the outstanding shares of Common Stock. MIG Capital, as the investment manager of MIG Master Fund, may be deemed to beneficially own the 32,550,307 shares of Common Stock owned by MIG Master Fund, constituting approximately 5.7% of the outstanding shares of Common Stock. Mr. Merage, as the Chief Executive Officer and Manager of each of MIG Advisors and MIG Capital, may be deemed to beneficially own the 32,550,307 shares of Common Stock owned by MIG Master Fund, constituting approximately 5.7% of the outstanding shares of Common Stock.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of their respective relationships to MIG Master Fund, each of MIG Master Fund, MIG Advisors, MIG Capital and Mr. Merage may be deemed to share the power to vote and dispose of the shares of Common Stock directly owned by MIG Master Fund.

(c)       The transactions in the securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Schedule A annexed hereto and are incorporated herein by reference. All of such transactions were effected in the open market.

6

CUSIP No. 399473107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2020	MIG MASTER FUND, L.P.

	By:	MIG Capital Advisors, LLC G eneral Partner

	By:	/s/ Richard P. Merage
		Name:	Richard P. Merage
		Title:	Chief Executive Officer and Manager

Date: April 27, 2020	MIG CAPITAL ADVISORS, LLC

	By:	/s/ Richard P. Merage
		Name:	Richard P. Merage
		Title:	Chief Executive Officer and Manager

Date: April 27, 2020	MIG CAPITAL, LLC

	By:	/s/ Richard P. Merage
		Name:	Richard P. Merage
		Title:	Chief Executive Officer and Manager

Date: April 27, 2020

/s/ Richard P. Merage
RICHARD P. MERAGE

7

CUSIP No. 399473107

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

MIG MASTER FUND, L.P.

Purchase of Common Stock	2,000,000	1.3855	02/27/2020
Purchase of Common Stock	2,000,000	1.2598	03/03/2020
Purchase of Common Stock	265,283	0.7406	03/12/2020